UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated March 1, 2007.	3-5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2007	Cameco Corporation By:
“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Updates Progress on Cigar Lake Remediation
Saskatoon, Saskatchewan, Canada, March 1, 2007. . . . . . . . . . . . . . . . .. .
Cameco Corporation continues to make progress on the phased plan to restore the underground workings of the Cigar Lake uranium project after a water inflow on October 23, 2006.
The first phase of the remediation plan involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement may be needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes. Subsequent phases include dewatering the mine, ground freezing in the area of the inflow, restoring underground areas and resumption of mine development. Regulatory approval is required for each phase of the remediation plan.
Eleven of the 14 drill holes planned for reinforcing and sealing off the water inflow area are now complete. (See the diagram posted with this news release on Cameco’s website at cameco.com.) Concrete is required in two locations underground — one near the rock fall to seal off the inflow area and another in a nearby tunnel to provide reinforcement. More than 700 cubic metres of concrete have been poured through drill holes into the reinforcement area. The concrete mixture is designed to harden under water and is being poured in successive layers.
Cameco expects to complete the work necessary to seal off the water inflow in the second quarter of 2007, provided that the current pace of drilling is maintained, and the concrete solidifies as planned to provide reinforcement and prevents or reduces water inflow sufficiently to enable mine dewatering.
“We continue to make steady progress on the remediation work,” said senior vice-president Terry Rogers.
Cameco has applied to the Canadian Nuclear Safety Commission (CNSC) for approval to drill an additional four, larger-diameter, holes that would be used to dewater the mine. Cameco has secured access to all drilling equipment required for the remediation work.
Cameco is preparing a technical report for Cigar Lake to meet requirements under Canadian Securities Administrators’ National Instrument 43-101 which is intended to enhance the accuracy and integrity of disclosure in the mining sector. As previously disclosed, the company expects to complete and publicly release the technical report in late March 2007. A technical report is required to support the disclosure of Cigar Lake remediation.

The content of Cameco’s Cigar Lake technical report is prescribed by National Instrument 43-101. The report will include information relating to the geology of the deposit, resource and reserve estimates, the remediation plan including projected timelines, the mining method, a new capital cost estimate (including an estimate of remediation costs) to bring the deposit into commercial production and a projected production ramp up timeline. The report is being prepared under the supervision of Cameco technical experts who are qualified persons under National Instrument 43-101.
There are about 250 people working on site including drilling personnel working on the remediation program. Work on surface facilities including water treatment plant and surface pipelines continues. Construction of the site’s electrical substation is complete. Work on ventilation fan foundations will continue during the summer construction season.
The Cigar Lake project is a joint venture owned by Cameco Corporation (50%), AREVA Resources Canada Inc. (37%), Idemitsu Canada Resources Ltd. (8%) and TEPCO Resources Inc. (5%). The project is located in northern Saskatchewan.
The scientific and technical information in this news release was prepared under the supervision of Barry Schmitke, a professional engineer employed by Cameco as the general manager of the Cigar Lake project. Mr. Schmitke is a qualified person for the purpose of National Instrument 43-101.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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